EXHIBIT 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Years Ended December 31
	2005	2004	2003	2002	2001
Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interest, and cumulative
effects of accounting changes, net	$2,492	$651	$612	$(228)	$954
Add:
Distributed earnings from equity
in unconsolidated affiliates	98	61	113	33	38
Fixed charges	281	295	203	168	209
Subtotal	2,871	1,007	928	(27)	1,201
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	(13)	2	25	74	107
Total earnings available for fixed charges	$2,884	$1,005	$903	$(101)	$1,094

Fixed charges:
Interest expense	$207	$229	$139	$113	$147
Rental expense representative
of interest	74	66	64	55	62
Total fixed charges	$281	$295	$203	$168	$209

Ratio of earnings to fixed charges	10.3	3.4	4.4	(a )	5.2

(a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $269 million.